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                                                                                       (212) 474-1248

January 31, 2006

Re:	Unilever N.V.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed March 24, 2005
File No. 1-4547

Unilever PLC
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed March 24, 2005
File No. 1-4546

Dear Ms. Sifford:

Set forth below are the responses of our client, Unilever N.V. and Unilever PLC (collectively, “Unilever”), to the comments of the U.S. Securities and Exchange Commission (the “Commission”) on Unilever’s Form 20-F for the year ended December 31, 2004 filed on March 24, 2005, which were delivered in your letter to Unilever dated December 21, 2005. We set forth below first the Commission’s comments in italics and follow with Unilever’s responses.

In response to the matters identified in your letter, Unilever has:

•	addressed each comment individually within this letter;

•
enclosed a summary matrix in Appendix A of the relevant non-GAAP measures, giving reference to where disclosure has been made in response to the requirements of Item 10(e) of Regulation S-K (“Item 10(e)”); and

•	provided various enhanced disclosures which it proposes to apply to its 2005 Form 20-F.

The Commission referenced the following four non-GAAP measures specifically within its letter:

•	Ungeared free cash flow (“UFCF”);

•	Return on invested capital (“ROIC”);

•	Adjusted EBITDA net interest cover (“Adjusted EBITDA interest cover”); and

•	Funds from operations after interest and taxation / lease-adjusted net debt (“FFO/LAND”).

Unilever also considers underlying sales growth (“USG”) and earnings measures before exceptional items and amortization (“BEIA”) to be non-GAAP measures. Accordingly, these measures are discussed in this response letter where appropriate.

Unilever has drafted various modified and additional disclosures in respect of non-GAAP measures in response to the Commission’s comments that it proposes including in its 2005 Form 20-F filing. These disclosures, which are intended to revise the disclosures previously included on pages 5 and 6 of Unilever’s 2004 Form 20-F, are set out in Appendix B to this letter and include all relevant comparative data. Given the timing of the Commission’s letter and Unilever’s anticipated timetable for filing its 2005 Form 20-F, which is currently scheduled for the week commencing March 27, 2006, inclusion of these enhanced disclosures in its 2005 Form 20-F is Unilever’s preferred method of communicating these disclosures to investors.

General Information, Page 2

1.
Throughout your filing, you have disclosed numerous non-GAAP measures, which do not appear to include the disclosures required by Item 10(e) of Regulation S-K. We understand that Regulation S-K permits the disclosure of certain financial measures that are required or expressly permitted under U.K. GAAP. However, it appears certain disclosures do not meet this provision. For example, we note your disclosure of ungeared free cash flow, adjusted EBITDA interest cover and return on invested capital. We have included specific comments as it relates to certain of these measures below; however, in general, it appears the disclosures required by Item 10(e) of Regulation S-K have not been provided. Please revise your document to include the required disclosures for all non-GAAP financial measures you have presented in your filing that are not required or expressly permitted under U.K. GAAP, not limited to those measures identified above. Please note such disclosures include, but are not limited to: 1) a discussion of how each measure is used by management and why management believes it is an important and useful measure for investors, 2) disclosure of the limitations of the non-GAAP measure as compared to the most directly comparable measure presented under GAAP and how management has overcome these limitations, 3) a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP measure, etc. We may have further comments after reviewing your response.

Response:

Unilever has reviewed the disclosure requirements of Item 10(e) in detail. Appendix A to this letter contains an analysis of where these requirements have been met in Unilever’s 2004 Form 20-F and where additional or modified disclosures are proposed be made in its 2005 Form 20-F. Specific matters raised in the Commission’s comment letter are addressed below.

Comment (1); Sub-comment (1): how each measure is used by management and why management believes it is an important and useful measure for investors

UFCF and ROIC

R1.1.1 Unilever’s purpose of including UFCF and ROIC within its Form 20-F is to allow investors to assess its long term value. Unilever believes that it is helpful to provide measures outlining progress on its value creation goals for shareholders. In selecting particular measures as indicators of longer term value creation, Unilever chose UFCF and ROIC because such measures are in relatively common use in investment analysis, although precise definitions vary between analysts. Unilever also considers it helpful to provide investors with its own calculations for these measures, rather than to leave investors to make their own assessments with potential for inconsistency and misunderstanding. Unilever also considered it appropriate to provide these measures on an ungeared basis to aid comparability between companies regardless of how such companies have been financed, in particular the mix of debt and equity funding.

R1.1.2 As part of Unilever’s announced 2010 ambitions, long term targets for value creation in the form of UFCF and ROIC measures have been set by management and communicated to investors, and underpin Unilever’s goal of a sustained top one-third peer group Total Shareholder Return (“TSR”) ranking. Unilever outlined its use of UFCF and ROIC in support of this goal on pages 3 and 6 of its 2004 Form 20-F as follows:

“Ungeared free cash flow generation and return on invested capital are key measures of value creation, used to monitor progress towards our long-term strategic objectives.” [Page 3]; and

“Return on invested capital and ungeared free cash flow are presented as we believe that these ratios are the best indicators of our approach to value creation.” [Page 6]

R1.1.3 Unilever believes it clearly defined UFCF and ROIC in its 2004 Form 20-F on pages 5 and 6 as follows:

“Return on invested capital is profit after tax but excluding net interest on net debt and amortisation or impairment of goodwill and intangible assets both net of tax, divided by average invested capital for the year at current rates of exchange. Invested capital is the sum of tangible fixed assets and fixed investments, working capital, goodwill and intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.” [Page 5; footnote excluded]; and

“Ungeared free cash flow is cash flow from group operating activities, less capital expenditure and financial investment and less a tax charge adjusted to reflect an ungeared position, all expressed at current exchange rates.” [Page 6]

R1.1.4 Appendix C hereto includes extracts from a Unilever presentation to investors that is available at the Unilever website (www.unilever.com/ourcompany/aboutunilever), setting out these financial objectives and performance for both measures.

R1.1.5 UFCF and ROIC measures are not used by Unilever to assess short-term, current-year financial performance, where its focus is on sales growth (measured in compliance with applicable GAAP), USG, margins and earnings per share. However, Unilever believes that the disclosure of UFCF and ROIC significantly enhance the ability of investors to appraise its long-term value. To further embed this in the management of the business, in 2005, Unilever incorporated into management compensation schemes a three-year rolling UFCF target, that was in line with that communicated to investors.

R1.1.6 In summary, Unilever includes the UFCF and ROIC financial measures in its Form 20-F in order to:

•	improve transparency for investors;

•	assist investors in their assessment of the long-term value of Unilever;

•	ensure that the measures are fully understood in light of how Unilever reviews long-term value creation for shareholders;

•	properly define the metrics used and confirm their calculation;

•	share the metrics with all investors at the same time; and

•	disclose UFCF as it is one of the drivers of management remuneration and, therefore, management behavior.

Adjusted EBITDA interest cover

R1.1.7 The inclusion of Adjusted EBITDA interest cover in Unilever’s 2004 Form 20-F arose principally from the use of this measure by credit rating agencies and Unilever to assess debt service capacity and credit ratings. Unilever also wished to properly and consistently define the basis of the measure’s calculation, improve transparency and confirm the calculated amounts for this ratio. Adjusted EBITDA interest cover was defined on pages 6 and 149 of Unilever’s 2004 Form 20-F as follows:

“Unilever uses an adjusted EBITDA net interest cover as one of its key measures for the management of its Treasury strategy. For this purpose adjusted EBITDA is defined as:” [Page 6] “earnings on ordinary activities excluding associates and non-cash share option costs before net interest on net debt, taxation, depreciation, amortisation and impairment divided by net interest on net debt excluding associates.” [Page 6 and 149]

R1.1.8 Adjusted EBITDA interest cover was further discussed on page 22 of Unilever’s 2004 Form 20-F as follows:

“An adjusted EBITDA net interest cover greater than 8 times is consistent with this strategy. An interest cover below this level is acceptable for a period following major acquisitions.” [Page 22]

R1.1.9. Adjusted EBITDA interest cover was included in Unilever’s 2004 Form 20-F to provide information to credit rating agencies who have used this measure, among others, to assess credit ratings. Unilever’s discussions with credit rating agencies indicated that they consider a ratio of greater than 8 times for Adjusted EBITDA interest cover to be a feature consistent with an A1/P1 credit rating, (see Unilever’s response R8.1 below). However, Adjusted EBITDA interest cover has recently become only one measure of many that Unilever discusses with credit rating agencies and, in isolation, is becoming of less importance going forward. Accordingly, Unilever will not make any reference to Adjusted EBITDA interest cover in its 2005 Form 20-F.

FFO/LAND

R1.1.10 FFO/LAND was defined on page 149 of Unilever’s 2004 Form 20-F, as follows:

“Cash from operating activities including dividends from joint ventures after net interest paid and tax paid, expressed as a percentage of the lease-adjusted net debt. Lease-adjusted net debt is calculated by adding to the net debt five times the operating lease costs.” [Page 149]

R1.1.11 FFO/LAND was included in Unilever’s 2004 Form 20-F as a liquidity measure to provide information to credit rating agencies who utilize this measure, among others, to assess credit ratings. As with Adjusted EBITDA interest cover, however, FFO/LAND, in isolation, is becoming of less importance going forward as it is increasingly only one measure among many used by credit rating agencies. Accordingly, Unilever will not make any references to FFO/LAND in its 2005 Form 20-F.

USG

R1.1.12 Although not specifically referenced by the Commission in its letter, USG was presented in Unilever’s 2004 Form 20-F and is considered by Unilever to be a non-GAAP measure. It was defined, and the rationale for its inclusion explained, on page 3 as follows:

“Underlying sales growth reflects the change in revenue at constant rates of exchange excluding the effects of acquisitions and disposals. We believe this measure provides valuable additional information on the underlying performance of the business.” [Page 3]

R1.1.13 Unilever’s management uses this measure to track the underlying sales growth of the business, particularly the organic growth performance of its core ongoing business.

R1.1.14 Absent disclosure of USG, Unilever believes that investors would not be able to fully understand the sub-components of sales performance of its business, since the GAAP sales amounts include the impact of acquisitions and disposals and are strongly influenced by exchange rate changes. By providing the measure of USG, Unilever provides improved visibility to sales growth achieved by Unilever’s own marketing and sales activities, which provide an additional indicator of Unilever’s ability to generate future growth organically.

BEIA

R1.1.15 Although not specifically referenced by the Commission in its letter, BEIA earnings measures were presented in Unilever’s 2004 Form 20-F and considered by Unilever to be a non-GAAP measures. Operating profit BEIA was a key metric used by management and investors to measure the progress of Unilever’s Path to Growth strategic restructuring program which commenced in 1999 and concluded at the end of 2004. BEIA was defined by Unilever on page 2 of its 2004 Form 20-F as follows:

“the abbreviation BEIA refers to profit measures before exceptional items and amortisation of goodwill and intangible assets. Unilever believes that reporting profit measures before exceptional items and amortisation of goodwill and intangible assets (BEIA) provides valuable additional information on underlying earnings trends to shareholders.” [Page 2]

R1.1.16 In the last paragraph on page 2 of its 2004 Form 20-F, Unilever summarizes the use of BEIA earnings measures by management as follows:

“Operating profit BEIA is a key metric used by management and investors to measure the progress of Unilever’s Path to Growth strategy which commenced in 1999, concluding at the end of 2004. At the beginning of the Path to Growth, Unilever communicated to investors its targets for the programme, including a target based on earnings measured on a BEIA basis. During Path to Growth, Unilever’s internal performance targets and management information have been measured on a BEIA basis. Unilever believes that the communication and explanation of measures BEIA is essential in order for readers of Unilever’s financial statements to understand fully the performance of Unilever and progress towards Path to Growth targets.” [Page 2]

R1.1.17 Unilever therefore included BEIA earnings measures in its 2004 Form 20-F in order to:

•	improve transparency of results for investors;

•	outline Unilever’s progress against clear targets in the Path to Growth program;

•	provide investors with clearly defined measures of underlying profitability; and

•	align disclosed metrics with those used by management in running the Unilever business, given the measures are also used as a component of management compensation schemes.

R1.1.18 The Path to Growth program was completed in 2004 and thereafter BEIA earnings measures were no longer used by management and will no longer be presented within Unilever’s Form 20-F. BEIA earnings measures have also been omitted from quarterly reporting to investors in 2005.

Comment (1); Sub-comment (2): disclosure of the limitation of the non-GAAP measure as compared to the most directly comparable measure presented under GAAP and how management has overcome these limitations

R1.2.1 In its 2004 Form 20-F, Unilever believes it disclosed the limitations of the non-GAAP measures used therein (UFCF, ROIC, Adjusted EBITDA interest cover, USG, FFO/LAND and BEIA earnings measures) by clearly defining them for the reader. Unilever believes the limitations of usefulness are explicit from the definitions provided. Each measure is defined in Unilever’s 2004 Form 20-F and the reader can therefore understand the context of the measures versus the comparable GAAP measures presented.

R1.2.2 For BEIA earnings measures, Unilever also cautioned investors as to the limitations of the measures on page 2 of the 2004 Form 20-F, as follows:

“The term BEIA is not a defined term under Netherlands, UK, or US Generally Accepted Accounting Principles (GAAP), and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for or superior to GAAP measurements of profit.” [Page 2]

R1.2.3 Unilever also recognized that certain large non-cash tax credits relating to the Slim-Fast goodwill impairment charge and other non-cash exceptional items might limit the usefulness of the UFCF measure. In footnote (b) to the reconciliation of UFCF on page 6 of its 2004 20-F, Unilever explains the limitations of using the income statement tax charge and provides additional information to investors on the effect of large non-cash tax credits in the period.

R1.2.4 Going forward, Unilever proposes to include additional disclosures to further clarify the limitations of ROIC and UFCF financial measures (see Appendix B hereto), covering the following areas:

•
Unilever will caution investors that, while UFCF and ROIC are widely used as tools for investment analysis, they are not defined terms under IFRS or US GAAP and therefore their definition should be carefully reviewed and understood by investors. An investor should be aware that their application may vary in practice and therefore these measures may not be fully comparable between companies;

•	Unilever recognizes that the usefulness of UFCF and ROIC as indicators of investment value is limited as such measures are based on historical cost information;

•	UFCF and ROIC measures are not intended to be a substitute for or superior to GAAP measures in the financial statements;

•
The fact that it is a ratio inherently limits the usefulness of ROIC. Management uses ROIC only for the purposes discussed above. The relevance and use of profit after taxation (being the most relevant comparable GAAP measure) is clearly more pervasive; and

•
UFCF is not the residual cash available to pay dividends. It is broadly available to cover the servicing of Unilever debt along with other non-discretionary expenditures that have not been deducted from this measure.

Comment (1); Sub-comment (3): a reconciliation of the non-GAAP financial measure to the most directly comparable GAAP measure

R1.3.1 Unilever has prepared reconciliations for non-GAAP measures in its 2004 Form 20-F, as specifically described in Appendix A hereto. In summary, the reconciliations provided are as follows:

•	UFCF is reconciled to “Cash flow from group operating activities” on page 6 of Unilever’s 2004 Form 20-F (also see Unilever’s responses R2.1 through R2.4, R4.1 and R4.2 and R5.1 through R5.3 below).

•
ROIC is a ratio of two non-GAAP measures. On page 5 of the 2004 Form 20-F, the “return” is reconciled to “Profit on ordinary activities after taxation” and the “invested capital” is reconciled to the sum of “Tangible fixed assets and fixed investments”, “Stocks”, “Debtors”, “Trade and other creditors due within one year” and “Goodwill and intangible fixed assets at gross book value” (also see Unilever’s responses R2.1 and R2.4 below).

•	Adjusted EBITDA interest cover is also a ratio of two non-GAAP measures. “Adjusted net interest” is reconciled to “net interest” and “Adjusted EBITDA” is reconciled to “Profit on ordinary activities before taxation” on page 6 of Unilever’s 2004 Form 20-F (also see Unilever’s responses R6.1 and R7.1 below).

•
USG is reconciled to “Turnover growth” on page 5 of Unilever’s 2004 Form 20-F. In addition, when USG is used in the operating review, it is reconciled to the “Turnover growth” for the relevant sub-category; for example, on page 26, the USG for savoury and dressings is reconciled to the “Turnover growth” for that sub-category.

•
BEIA is reconciled to the relevant GAAP measure of earnings. For example, on page 4 of Unilever’s 2004 Form 20-F “Operating profit BEIA” is reconciled to “Operating profit” and “Net profit BEIA” is reconciled to “Net profit”. “Net profit BEIA” provides a basis for the “EPS BEIA” which is itself reconciled to “EPS” on page 7. “Operating profit BEIA” is also reconciled to “Operating profit” of each category and sub-category within the Operating review, from pages 24 to 49.

R1.3.2 Proposed disclosures for non-GAAP measures in Unilever’s 2005 Form 20-F are attached in Appendix B hereto. These outline the proposed reconciliations to GAAP measures and are expanded so that UFCF will be reconciled to both cash flow from group operating activities and net profit for the year (see Unilever’s responses R3.1 through R4.2 below). Reconciliations of BEIA earnings measures, Adjusted EBITDA interest cover and FFO/LAND are not included in these disclosures as Unilever does not intend to include these measures in its 2005 Form 20-F.

2.
We note the discussion of return on invested capital and ungeared free cash flow on page 3. Based on the definition of these measures, it appears you have adjusted these measures to eliminate certain recurring items. Please refer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as issued on June 13, 2003. Tell us how you have met the burden of demonstrating the usefulness of these measures that exclude recurring items.

Response:

R2.1 UFCF and ROIC are commonly used measures in investment analysis to help determine the long-term value of Unilever. Such measures underpin Unilever’s long-term targets for value creation and these targets have been communicated to investors. Unilever considers that such measures are therefore useful additional measures for investors in evaluating their investment. Unilever believes that, over time, these measures provide helpful additional indicators for management and investors on progress on Unilever’s ambition of value creation for shareholders through TSR (see also Unilever’s response R1.1.1 through R1.1.6 above).

R2.2 UFCF and ROIC are expressed on an ungeared basis in order to provide comparability between companies regardless of how those companies have been financed, in particular the mix of debt and equity funding. In selecting the particular measures through which to express longer-term value creation, Unilever chose UFCF and ROIC because of their relatively common use in investment analysis.

R2.3 Unilever excluded certain recurring items from the UFCF and ROIC measures solely to comply with the specific definition of each item, specifically the ungeared basis of presentation. On pages 3, 5 and 6 of its 2004 Form 20-F, Unilever included detailed disclosures of the way in which each measure is calculated. Unilever considers that the ungeared nature of each measure, and reasons for the exclusion of certain recurring items, are fully evident from these disclosures.

R2.4 The recurring items that have been excluded from each measure are as follows:

•	For UFCF: the difference between total income statement tax charge and the income statement ungeared tax charge. This is a necessary adjustment to arrive at an ungeared position.

•
For ROIC: net interest, amortization and impairment of goodwill and intangible assets. These adjustments are necessary to ensure consistency of the numerator and denominator in the ratio. In the case of interest this is because the ratio is defined as ungeared; and in the case of amortization and impairment this is because “invested capital” is defined as including the gross book value of acquired goodwill and intangibles rather then their net book value.

R2.5 Unilever therefore considers that through extensive disclosure of the definition and basis of calculation of UFCF and ROIC and the link between such measures and Unilever’s value creation strategy, Unilever has met the burden of demonstrating the usefulness of such measures, including in relation to the exclusion of recurring items.

3.
We note your disclosure on page 3 that ungeared free cash flow and return on invested capital are “key measures of value creation, used to monitor progress towards [y]our long-term strategic objectives”. However, this disclosure is not specific as to how the measures are used in this regard. Please expand your disclosure to identify specifically how these measures are used by management and why they are useful to investors. Please also refer to Question 13 of the Frequently Asked Questions issued on June 13, 2003 as it relates to ungeared free cash flow and tell us why you believe this measure is not prohibited under Item 10(e) and where you have disclosed the information noted in this guidance.

Response:

R3.1 Unilever’s ambition is the creation of value for shareholders as measured by TSR over a rolling three year period, as summarized on page 23 of its 2004 Form 20-F. In addition to TSR, Unilever believes that the contribution of the business to this objective can best be measured and communicated to investors through the development, over time, of UFCF and ROIC (see also Unilever’s responses R1.1.1 through R1.1.6 above).

R3.2 Unilever has also expressed the significance of these measures in other communications to investors, including the investor presentation available on Unilever’s website, from which relevant extracts are set out in Appendix C hereto. Unilever further proposes that expanded disclosure regarding these measures be included in its 2005 Form 20-F (see Appendix

B hereto). This expanded disclosure includes specific references as to how these measures are used by management and why they are useful to investors. In summary, UFCF and ROIC are included so as to:

•	improve transparency for investors;

•	assist investors in their assessment of the long-term value of Unilever;

•	ensure that the measures are fully understood in light of how Unilever reviews long-term value creation for shareholders;

•	properly define the metrics used and confirm their calculation;

•	share the metrics with all investors at the same time; and

•	disclose UFCF as it is one of the drivers of management remuneration and therefore management behavior.

R3.3 In practice, Unilever does not use UFCF as a liquidity measure and has disclosed this fact on page 3 of its 2004 Form 20-F. Unilever notes that Question 13 of the Frequently Asked Questions issued on June 13, 2003 allows the deduction of capital expenditures from cash flow from operating activities and hence concludes that its UFCF definition is not a prohibited measure in this regard.

R3.4 Question 13 also notes that no uniform definition exists for UFCF and that a clear description of its calculation, and the necessary reconciliation, should accompany the measure where it is used. Unilever believes that the UFCF definition on page 6 of its 2004 Form 20-F clearly describes the components of UFCF and its calculation. Unilever does not believe that any potentially misleading inferences are made in its 2004 Form 20-F about the usefulness of UFCF. However, for clarity, Unilever proposes to expand the disclosures in its 2005 Form 20-F by inserting a more explicit note highlighting the specific limitations of the measure (also see Unilever’s responses R1.2.1 and R1.2.4 above). These expanded disclosures are set out in Appendix B hereto and repeated below:

“Unilever cautions investors that, while UFCF and ROIC are widely used as tools for investment analysis, they are not defined terms under IFRS or US GAAP and therefore their definition should be carefully reviewed and understood by investors. Investors should be aware that their application may vary in practice and therefore these measures may not be fully comparable between companies. In particular:

•	Unilever recognises that the usefulness of UFCF and ROIC as indicators of investment value is limited as such measures are based on historical cost information;

•	UFCF and ROIC measures are not intended to be a substitute for or superior to GAAP measures in the financial statements;

•
The fact that ROIC is a ratio inherently limits its use and management uses ROIC only for the purposes discussed above. The relevance and use of profit after taxation (being the most relevant comparable GAAP measure) is clearly more pervasive; and

•
UFCF is not the residual cash available to pay dividends. It is available to cover the servicing of Unilever debt along with other non-discretionary expenditures that have not been deducted from this measure”

Key Performance Measures, Page 4

Ungeared Free Cash Flow, Page 6

4.
You have disclosed on page 3 that ungeared free cash flow is not a liquidity measure; however, you have reconciled this measure to cash flow from group operating activities. If the measure is not used for liquidity purposes, cash flow from group operating activities does not appear to be the most directly comparable GAAP measure. Please revise your reconciliation to appropriately reconcile this non-GAAP financial measure to the most directly comparable GAAP measure.

Response:

R4.1 Unilever uses UFCF as a longer term measure of value creation and to monitor progress towards its longer term strategic objectives (see Unilever’s responses R1.1.1 through R1.1.6 above). In this context, Unilever believes that the UFCF measure cannot be categorized specifically as either a performance measure or a liquidity measure. As a matter of practice, Unilever does not use UFCF as a liquidity measure internally and has disclosed this fact on page 3 of its 2004 Form 20-F.

R4.2 As a measure of value creation, Unilever considers that reconciling UFCF to cash flow from group operating activities is appropriate because of the strong link between the generation of operating cash flow and the growth in economic value of a business. However, the Commission’s comment highlights to Unilever that the question of what is the most directly comparable GAAP measure for UFCF could be interpreted differently by users of its Form 20-F. Unilever therefore proposes to expand this disclosure in its 2005 Form 20-F to include a reconciliation of UFCF to both net profit for the year, as the Commission suggests, and cash flow from group operating activities. The expanded reconciliation is set out in Appendix B hereto.

5.
We have reviewed footnote (b) to the reconciliation table regarding the adjustments to tax charges used in the reconciliation. The note states the ungeared free cash flow based on actual cash paid for taxes is more representative of the underlying trend. Please expand your disclosure to explain why this is true and identify the underlying trend you are referring to. In your response, please address these items in the context of how this measure is used by management.

Response:

R5.1 The tax charge used in the calculation of UFCF can be derived from either the income statement tax charge or the cash taxes paid. The approach adopted by Unilever, which is described in the definition of UFCF and has been consistently applied, is to use the income statement charge. This is because Unilever considers that this approach eliminates the impact of volatility due to the variable timing of taxation payments around the year end. This measure is not used by management for any other purpose than for the calculation of UFCF, for which Unilever has long term ambitions expressed to the market.

R5.2 Unilever also recognized that certain large non-cash tax credits relating to the Slim-Fast goodwill impairment charge and other non-cash exceptional items might distort the income statement tax charge for UFCF purposes. Therefore, Unilever included footnote (b) to the UFCF reconciliation on page 6 of its 2004 Form 20-F, which sets out UFCF for 2004 on the basis of actual cash taxes paid. Unilever further disclosed that, in its view, when compared to UFCF disclosed in prior years, UFCF for 2004 calculated on this basis was more representative of the trend in UFCF (and therefore value creation).

R5.3 To further assist investors, Unilever proposes to expand its disclosures in this respect in its 2005 Form 20-F, as set out in Appendix B hereto and repeated below:

“The tax charge used in determining UFCF can be either the income statement tax charge or the actual cash taxes paid. Our consistently applied definition uses the income statement tax charge in order to eliminate the impact of volatility due to the variable timing of payments around the year end.

However, for 2005 and 2004 the income statement tax charge on this basis is distorted by a material benefit from the tax effect of non-cash charges for the impairment of Slim•Fast goodwill and intangible assets and other non-cash exceptional items. As a result, the trend in UFCF is distorted. UFCF based on actual cash tax paid in each period would be €● billion (2004: €4.2 billion).”

Adjusted EBITDA Interest Cover, Page 6

6.
You disclose adjusted EBITDA interest cover is a key measure in managing your Treasury strategy. Expand this disclosure to address specifically how you use this measure in this regard. Additionally, if used in your Treasury strategy, it appears adjusted EBITDA interest cover is a measure of liquidity. If so, it is inappropriate to reconcile this measure to a profit GAAP amount. Please revise your reconciliation to appropriately reconcile the non-GAAP measure to the most directly comparable GAAP measure.

Response:

R6.1 As noted in Unilever’s responses R1.1.7 through R1.1.9 above, Adjusted EBITDA interest cover is used in discussions with credit rating agencies about financial position, liquidity and credit rating. Unilever included the measure in its 2004 Form 20-F to facilitate consistent definition and accurate calculation. Adjusted EBITDA interest cover is a ratio of two non-GAAP items: “Adjusted net interest” is reconciled to “net interest” and “Adjusted EBITDA” is reconciled to “Profit on ordinary activities before taxation” on page 6 of Unilever’s 2004 Form 20-F.

R6.2 However, Adjusted EBITDA interest cover has recently become just one of several measures commonly used by credit rating agencies to assess the debt capacity and credit rating of a business and in isolation, is of less importance going forward. In light of this, Unilever will no longer refer to this measure in its 2005 Form 20-F and future filings.

7.
We note your reconciliation includes a calculation of net interest cover (after effects of depreciation, amortisation, impairment and other adjustments). Please expand your disclosures to address the difference between adjusted net interest cover based on adjusted EBITDA and net interest cover. Your revised disclosure should include a discussion of how both measures are used by management and why they are important to investors.

Response:

R7.1 Unilever believes the difference between adjusted net interest cover based on adjusted EBITDA and net interest cover is evident from Unilever’s 2004 Form 20-F. It is calculated by adding back the amounts shown for non-cash share option costs, depreciation, amortization and impairment, such amounts and the basis of the reconciliation being clearly shown in Unilever’s reconciliation on page 6 of the 2004 Form 20-F. Unilever does not therefore consider it necessary to reconcile Adjusted EBITDA interest cover to net interest cover calculated from GAAP measures.

R7.2 As noted in Unilever’s responses R1.1.7 through R1.1.9 and R6.1 and R6.2, the Adjusted EBITDA interest cover ratio is not used by Unilever management other than in discussions with credit rating agencies and the relative importance of this measure in isolation to such discussions is declining. Therefore, Unilever has concluded that it will no longer refer to this measure in its 2005 Form 20-F and future filings.

Financial Review, Page 17

Finance and Liquidity, Page 22

8.
Your liquidity disclosures note the key elements of your financial strategy continues to state an adjusted EBITDA net interest cover of greater than 8 is consistent with your strategy. Please expand your disclosures to explain the basis for this statement.

Response:

R8.1 Unilever’s financial strategy is set out on page 22 of the 2004 Form 20-F as follows:

“The key elements of the financial strategy are:

•	Appropriate access to equity and debt capital;

•	Sufficient flexibility for tactical acquisitions;

•	A1/P1 short-term credit rating;

•	Sufficient resilience against economic turmoil; and

•	Optimal weighted average cost of capital, given the constraints above.

An adjusted EBITDA interest cover greater than 8 times is consistent with this strategy.”

R8.2 Unilever included the reference to an 8 times Adjusted EBITDA interest cover as a result of credit rating agency discussions. Unilever’s discussions with credit rating agencies indicated that they consider a ratio of greater than 8 times for Adjusted EBITDA interest cover to be a feature of an A1/P1 credit rating.

R8.3 The rationale for presenting Adjusted EBITDA interest cover in the 2004 Form 20-F is discussed in Unilever’s responses R1.1.7 to R1.1.9 above. As noted in responses R6.2 and R7.2 above, following review of the ongoing usefulness of this measure, Unilever will not disclose Adjusted EBITDA interest cover in its 2005 Form 20-F and future filings.

Five-year Record, Page 151

9.
We note your disclosure of “Funds from operations after interest and tax over lease-adjusted net debt” as calculated using amounts presented in accordance with U.K. GAAP on page 151. We note a description of its definition on page 149. This ratio appears to be a non-GAAP measure and is required to be presented in accordance with Item 10(e) of Regulation S-K. If so, please revise your filing to provide all disclosures required by Item 10(e) or tell us why you believe such disclosures are not required.

Response:

R9.1 Unilever included this liquidity measure in its 2004 Form 20-F to provide information to credit rating agencies who utilize this measure, among others, to assess credit ratings. That said, FFO/LAND is becoming of less importance going forward as it is increasingly only one measure among many used by credit rating agencies. Accordingly, Unilever will not make any references to FFO/LAND in its 2005 Form 20-F.

* * *

Unilever hereby acknowledges that:

•	Unilever is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Unilever may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the foregoing, please contact either Mark I. Greene at (212) 474-1150 or Jonathan L. Corsico at (212) 474-1248.

Sincerely,
/s/ Mark Greene
Mark I. Greene
/s/ Jonathan Corsico
Jonathan L. Corsico

April M. Sifford
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010

Copies to:

Patrick Cescau
Chief Executive, Unilever

Rudolph Markham
Chief Financial Officer, Unilever

Graeme Pitkethly
Chief Accountant, Unilever

David Schwartz, Esq.
Unilever United States, Inc.

Unilever 2004 Form 20-F filing                                                                                                            Appendix A*

Regulation S-K - Item 10(e) - disclosure of non-GAAP measures	Item 10 (e) ref.	Return on Invested Capital (ROIC)	Ungeared Free Cash Flow (UFCF)	Adjusted EBITDA Interest Cover	Underlying Sales Growth (USG)	BEIA† Operating profit, Operating margin, Net profit and EPS (BEIA)
Nature of the measure, based on its use in Unilever		Long term value creation	Long term value creation	Liquidity	Short term performance	Short term performance
GENERAL - MUST DISCLOSE
A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP	1.i.A.	Provided (p.5)	Provided (p.6)	Provided (p.6). Unilever considers net interest cover to be the most directly comparable GAAP measure	Provided (p.5)	Provided (p.4)
A reconciliation which shall be quantitative for historical non-GAAP measures presented, and quantitative for forward-looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure calculated and presented

	1.i.B.	Provided (p.5)
Provided (p.6). Unilever believes that the most directly comparable GAAP measure to this long term value creation measure is cash flow; however it proposes to include an additional reconciliation to GAAP profit in its 2005 filing (see Appendix B)

				Provided (p.6). Unilever will no longer include this measure in its 2005 20-F	Provided (p.5)	Provided (p.4)
A statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the financial condition and results of operations

	1.i.C.	Provided (p.3 and p.6). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)	Provided (p.3 and p.6). Unilever proposes greater disclosure in the 2005 20-F (see appendix B)	Provided (p.6 and p.22)	Provided (p.3)	Provided (p.2)
To the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure that are not disclosed	1.i.D.	There are no such additional purposes	There are no such additional purposes	There are no such additional purposes	There are no such additional purposes	There are no such additional purposes

Regulation S-K - Item 10(e) - disclosure of non-GAAP measures	Item 10 (e) ref.	Return on Invested Capital (ROIC)	Ungeared Free Cash Flow (UFCF)	Adjusted EBITDA Interest Cover	Underlying Sales Growth (USG)	BEIA† Operating profit, Operating margin, Net profit and EPS (BEIA)
GENERAL - MUST NOT
Exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures EBIT & EBITDA

	1.ii.A.	Not applicable. The measure is not used as a liquidity measure by Unilever	Not applicable. The measure is not used as a liquidity measure by Unilever	In compliance. No cash items are excluded from this liquidity measure	Not applicable. The measure is not used as a liquidity measure by Unilever	Not applicable. The measures are not used as liquidity measures by Unilever
Adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years

	1.ii.B.	The exclusion of interest costs is solely to comply with the ungeared definition of the ratio	The exclusion of debt service costs and the tax shield on interest is solely to comply with the ungeared definition of the ratio	Not applicable. The measure is not used as a performance measure by Unilever	In compliance. No such items are excluded	In compliance. No such items are excluded
Present non-GAAP financial measures on the face of the registrant’s financial statements prepared in accordance with GAAP or in the accompanying notes	1.ii.C.	In compliance	In compliance	In compliance	In compliance	In compliance
Present non-GAAP financial measures on the face of any pro forma financial information required to be disclosed by Article 11 of Regulation S-X (Rules 11-01 through 11-03);	1.ii.D.	In compliance	In compliance	In compliance	In compliance	In compliance
Use titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures	1.ii.E.	In compliance	In compliance	In compliance	In compliance	In compliance

2

Regulation S-K - Item 10(e) - disclosure of non-GAAP measures	Item 10 (e) ref.	Return on Invested Capital (ROIC)	Ungeared Free Cash Flow (UFCF)	Adjusted EBITDA Interest Cover	Underlying Sales Growth (USG)	BEIA† Operating profit, Operating margin, Net profit and EPS (BEIA)
SPECIFIC GUIDANCE - RECURRING ITEMS
Companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance by giving the following disclosure:

	FAQ 13 June 2003 Q8			Not applicable - not a performance measure
1) the manner in which management uses the non-GAAP measure to conduct or evaluate its business;	FAQ 13 June 2003 Q8
Provided (p.3 and p.6). The exclusion of recurring items from this measure is solely to comply with the ungeared definition, as is common for this investor ratio. Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)

Provided (p.3 and p.6). The exclusion of recurring items from this measure is solely to comply with the ungeared definition, as is common for this investor ratio. Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)

					Provided (p.3)	Provided (p.2)
2) the economic substance behind management’s decision to use such a measure	FAQ 13 June 2003 Q8	Provided (p.3 and p.6). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)	Provided (p.3 and p.6). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)		Provided (p.3)	Provided (p.2)
3) the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure	FAQ 13 June 2003 Q8	Provided (p.5). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)	Provided (p.6). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)		Provided (p.3)	Provided (p.2)
4) the manner in which management compensates for these limitations when using the non-GAAP financial measure	FAQ 13 June 2003 Q8	Provided (p.5). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)	Provided (p.6). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)		Provided (p.3)	Provided (p.2)

3

Regulation S-K - Item 10(e) - disclosure of non-GAAP measures	Item 10 (e) ref.	Return on Invested Capital (ROIC)	Ungeared Free Cash Flow (UFCF)	Adjusted EBITDA Interest Cover	Underlying Sales Growth (USG)	BEIA† Operating profit, Operating margin, Net profit and EPS (BEIA)
5) the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors	FAQ 13 June 2003 Q8	Provided (p.3 and p.6). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)	Provided (p.3 and p.6). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)		Provided (p.3)	Provided (p.2)
SPECIFIC GUIDANCE - ‘FREE CASH FLOW’
A clear description of its calculation, as well as the necessary reconciliation, should accompany the measure where it is used.	FAQ 13 June 2003 Q13	Not applicable	Provided (p.6)	Not applicable	Not applicable	Not applicable
Avoid inappropriate or potentially misleading inferences about its usefulness.	FAQ 13 June 2003 Q13		In compliance. No such statements made
All material limitations of the measure should be disclosed. For example, “free cash flow” should not be used in a manner that inappropriately implies that the measure represents the residual cash flow available for discretionary expenditures, since many companies have mandatory debt service requirements or other non-discretionary expenditures that are not deducted from the measure

	FAQ 13 June 2003 Q13		Provided (p.6). Unilever proposes greater disclosure in its 2005 20-F (see Appendix B)

*  This Appendix A should be read in conjunction with the applicable responses of Unilever to the Commission’s comments in the attached letter.

†  BEIA means before exceptional items and amortization of goodwill and intangible assets.

Note:

The ratio funds from operations after interest and tax / lease-adjusted net debt (FFO / LAND) was disclosed the 5 year record on page 151 and defined on page 149 of Unilever’s 2004 Form 20-F. No further non-GAAP disclosures were provided for this measure. Unilever will not disclose this measure in its 2005 Form 20-F.

4

Appendix B

Proposed 2005 Form 20-F disclosure regarding non-GAAP measures

Certain discussions and analyses set out in this Annual Report and Accounts include non-GAAP financial measures. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable to similarly titled amounts reported by other companies. Definitions of non-GAAP measures and reconciliations to GAAP measures are provided below.

Measures of long-term value creation

Unilever’s ambition is the creation of value for shareholders as measured by Total Shareholder Return over a rolling 3 year period against a peer group of 20 other companies. Unilever believes that the contribution of the business to this objective can best be measured and communicated to investors through the following measures:

•	The development, over time, of Return on Invested Capital (ROIC) - which expresses the returns generated on capital invested in the company.

•	The delivery, over time, of Ungeared Free Cash Flow (UFCF) - which expresses the translation of profit into cash and thus longer term economic value.

Unilever communicates progress against these measures annually and management remuneration is aligned with these objectives. The UFCF over a three year period is incorporated as a performance element of Unilever’s management incentive scheme.

ROIC and UFCF are non-GAAP measures under US GAAP. We include them in this respect since they are the way in which we communicate our ambition and monitor progress towards our longer term value creation goals and in order to:

•	improve transparency for investors;
•	assist investors in their assessment of the long-term value of Unilever;
•	ensure that the measures are fully understood in light of how Unilever reviews long-term value creation for shareholders;
•	properly define the metrics used and confirm their calculation;
•	share the metrics with all investors at the same time; and
•	disclose UFCF as it is one of the drivers of management remuneration and therefore management behaviour.

As investor measures, we believe that there are no directly comparable GAAP measures to ROIC and UFCF, however in the tables below, we reconcile each as follows: ROIC to profit on ordinary activities after tax; UFCF to cash flow from operations and also to net profit for the year.

Unilever cautions that, while ROIC and UFCF are widely used as tools for investment analysis, they are not defined terms under IFRS or US GAAP and therefore their definition should be carefully reviewed and understood by investors. Investors should be aware that their application may vary in practice and therefore these measures may not be fully comparable between companies. In particular:

•	Unilever recognises that the usefulness of ROIC and UFCF as indicators of investment value is limited as such measures are based on historical cost information;

•	ROIC and UFCF measures are not intended to be a substitute for or superior to GAAP measures in the financial statements;

•
The fact that ROIC is a ratio inherently limits its use and management uses ROIC only for the purposes discussed above. The relevance and use of profit after taxation (being the most relevant comparable GAAP measure) is clearly more pervasive; and

•
UFCF is not the residual cash available to pay dividends. It is broadly available to cover the servicing of Unilever debt along with other non-discretionary expenditures that have not been deducted from this measure

Return on invested capital

Return on invested capital (ROIC) is profit after tax but excluding net interest on net debt and amortisation or impairment(a) of goodwill and intangible assets both net of tax, divided by average invested capital for the year at current rates of exchange. Invested capital is the sum of property plant and equipment and other non-current investments, working capital, goodwill and intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.

2

The reconciliation to GAAP measures is as follows:

	€ million	€ million
	2005	2004 †
Profit on ordinary activities after taxation		2,057
Add back interest expense net of tax		439
Add back amortisation of intangible assets net of tax		1,029
Add back impairment charges net of tax (a)		391
Profit after tax, before interest and amortisation or impairment of goodwill and intangible assets		3,916

Year end positions for invested capital:
Property, plant and equipment and other non-current investments		6,473
Inventories		3,758
Trade and other receivables		5,703
Trade payables and other creditors due within one year		(9,415)
Goodwill and intangible assets at gross book value		20,456
Total		26,975
Add back cumulative goodwill written off directly to reserves		7,246
Year end invested capital		34,221

Average invested capital for the year		36,214

Return on average invested capital	%	10.8%
(a) Excluding write-downs of goodwill and intangible assets taken in connection with business disposals.

Ungeared free cash flow

Ungeared Free Cash Flow (UFCF) expresses the generation of profit by the business and how this is translated into cash and thus economic value. It is therefore not used as a liquidity measure within Unilever. The movement in UFCF is used by Unilever to measure progress against our longer term value creation goals as outlined to investors.

UFCF is cash flow from group operating activities, less capital expenditure and financial investment and less a tax charge adjusted to reflect an ungeared position, all expressed at current exchange rates.

3

The reconciliation to GAAP net profit and cash flow from operating activities is as follows:

	€ million	€ million
	2005	2004 †
Net profit for the year		2,057
Taxation		782
Depreciation, amortisation & Impairment losses		2,859
Net finance costs		616
Changes in working capital		544
Pensions and similar provisions less payments		(457)
Share of net profit of joint ventures/associates		(44)
Restructuring and other provisions less payments		575
Elimination of (profits)/losses on disposals		(295)
Non-cash charge for share options		218
Other adjustments		(2)
Cash flow from operating activities		6,853
Less capital expenditure and financial investment		(1,044)
Less tax charge adjusted to reflect an ungeared position		(953)
Taxation on profit on ordinary activities		(782)
Tax relief on interest and other finance income/(cost) relating to pensions and similar obligations		(171)

Ungeared free cash flow		4,856

The tax charge used in determining UFCF can be either the income statement tax charge or the actual cash taxes paid. Our consistently applied definition uses the income statement tax charge in order to eliminate the impact of volatility due to the variable timing of payments around the year end.

However, for 2005 and 2004 the income statement tax charge on this basis is distorted by a material benefit from the tax effect of non-cash charges for the impairment of Slim•Fast goodwill and intangible assets and other non-cash exceptional items. As a result, the trend in UFCF is distorted. UFCF based on actual cash tax paid in each period would be €● billion (2004: €4.2 billion).

Underlying sales growth

Underlying sales growth (USG) is a non-GAAP measure under US GAAP. We include it in this respect since we believe this measure provides valuable additional information on the underlying performance of the business. In particular, it presents the organic growth of our business year on year and is used internally as a core measure of sales performance.

USG reflects the change in revenue at constant rates of exchange excluding the effects of acquisitions and disposals.

4

2005 v 2004
Underlying sales growth (%)
Effect of acquisitions (%)
Effect of disposals (%)
Effect of exchange rates (%)
Turnover growth (%)

†     Note - the 2004 comparators are currently based upon 2004 reported amounts and have not been updated for the IFRS restatement and other 2005 changes.

5

Appendix C

Extract of 'Introduction to Unilever' presentation to investors available at the Unilever website (www.unilever.com/ourcompany/aboutunilever).